Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus files oil and gas reserves and operational information

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, March 18 /CNW/ - Enerplus Resources Fund ("Enerplus" or "the
Fund") has filed its Annual Information Form (the "AIF") for the year ended
December 31, 2007 with the Canadian securities regulatory authorities on the
System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and
has filed its Form 40-F (which includes the AIF) with the U.S. Securities and
Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval
("EDGAR") system in the United States. The AIF contains the statement and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities
Administrators ("NI 51-101"). With this news release, Enerplus is reporting these filings as required by NI 51-101.
     An electronic copy of the AIF may be obtained on Enerplus' SEDAR profile at www.sedar.com and a copy of the Fund's Form 40-F may be found on the Fund's
EDGAR profile at www.sec.gov/edgar.shtml. Both documents will be made available on the Enerplus website at www.enerplus.com.
     For further information or to receive a hard copy of the complete audited financial statements free of charge, please contact Investor Relations at
1-800-319-6462 or e-mail investorrelations(at)enerplus.com.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 11:45e 18-MAR-08